# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The InterGroup Corporation, CIK 0000069422
CUSIP: 458685104
Title of class of securities: Common Stock, $0.01 Per Share
Address of issuer's principal executive offices: 1516 S. Bundy Drive Suite 200, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0000935390
Persons authorized to receive notices and communications: Ann Marie Blair, 1516 S. Bundy Drive Suite 200, Los Angeles, California (CA), 90025, 310-889-2511

## Reporting persons
- John V. Winfield (CIK 0000935390): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,590,074; shared voting power 0; sole dispositive power 1,590,074; shared dispositive power 0; aggregate amount beneficially owned 1,590,074 (69.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Per Share
Name of issuer: The InterGroup Corporation
Address of issuer's principal executive offices: 1516 S. Bundy Drive Suite 200, Los Angeles, California (CA), 90025

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person did not expend any funds to acquire the securities reported herein. The securities relate to stock options that were not exercised and expired unexercised; accordingly, no consideration was paid.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) The aggregate number of shares of Common Stock beneficially owned by Mr. Winfield is 1,590,074 shares, representing approximately 69.7% of the outstanding shares of Common Stock of the Issuer.

(b) Mr. Winfield has sole voting and dispositive power over 1,590,074 shares of Common Stock. Mr. Winfield does not have shared voting or dispositive power with respect to any shares of Common Stock.

(c) On March 16, 2026, an option previously held by Mr. Winfield to acquire 100,000 shares of Common Stock expired unexercised. As a result, those shares are no longer deemed beneficially owned by Mr. Winfield for purposes of Rule 13d-3. Except as set forth herein, there have been no transactions in the Common Stock by Mr. Winfield during the past 60 days.

Such beneficial ownership consists of (i) 1,456,879 shares of Common Stock held directly, and (ii) 133,195 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

The foregoing percentage is based on (i) 2,148,812 shares of Common Stock outstanding, as reported by the Issuer, plus (ii) 133,195 shares of Common Stock issuable to Mr. Winfield upon exercise of options exercisable within 60 days.

## Signatures
- John V. Winfield: /s/ John V. Winfield, President, Chairman of the Board and CEO (03/18/2026)